IDO Security Inc.

7875 SW 40th Street, Suite 224

Miami, Florida 33155

January 16, 2014

VIA EDGAR

Mr. Paul Fischer

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re: Comment Letter dated December 17, 2003

Dear Mr. Fischer

The letter will confirm the telephone conversation held on January 14, 2014 between yourself and David Aboudi, Esq. concerning an extension to the date upon which the responses of IDO Security Inc. (hereinafter the “Company”) to the above referenced comment letter will be provided. As discussed, the Company only received the letter last week and, together with its counsel, requests the extension in order to respond to the comments.

I understand that the time for responding to the comment letter will be January 28, 2014. We appreciate your courtesy in extending the time for the Company to make this response to January 28, 2014.

Very truly yours,

IDO Security Inc.

/s/ Magdiel Rodriguez

Magdiel Rodriguez
Chief Executive Officer